SEC FILE NUMBER: 000-26420
CUSIP NUMBER: 023178106
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☑  Form 10-K         ☐  Form 20-F         ☐  Form 11-K           ☐   Form 10-Q         ☐   Form 10D
☐  Form N-SAR          ☐  Form N-CSR
For Period Ended: December 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION
Ambassadors International, Inc.
Full name of registrant
N/A
Former name if applicable

1071 Camelback Street
Address of Principal Executive Office (Street and number)

Newport Beach, CA 92660
City, state and zip code

PART II
PART III
PART IV

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Introductory Note: Please see the information under the caption “Cautionary Statements” below which sets forth important disclosure regarding forward-looking statements contained in this Form.
      The Registrant was not able to file its Annual Report on Form 10-K within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-K. This included the review and analysis of the fair value of long-term assets, renegotiating existing debt obligations, including those debt obligations for which the registrant was not in compliance with certain financial covenants as of December 31, 2008, and negotiating other sources of capital.
     Additionally, due to the current global downturn in the economy, specifically the decrease in vacationers’ discretionary spending and the direct impact this has on the reduction in cruise bookings, decrease in corporate spending on incentive programs and the tightening effect of the credit market on financing for construction projects, the Registrant is currently seeking additional sources of capital. In February 2009, the Registrant announced its intention to sell non-Windstar Cruises related assets, including the operations of marine, travel and events and insurance. As a result of the Registrant’s need for additional capital and other factors, if the Registrant does not sell assets or raise additional capital prior to the date of filing, the report from our independent registered public accounting firm regarding our consolidated financial statements for the year ended December 31, 2008 may include an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.
     Management believes that the Form 10-K will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.

PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark Detillion	(206)	733-2988

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes  ☑    No  ☐
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑    No ☐
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Unaudited Preliminary Results of Operations
     The following results of operations are preliminary and have not been audited or otherwise reviewed by our independent auditors. The Company’s final, audited results of operations could be materially different from the unaudited preliminary results of operations set forth below.
     Total revenue for 2008 is anticipated to be $274.6 million, compared to $287.0 million in 2007, a decrease of $12.4 million or 4.3%. The decrease in revenue resulted primarily from decrease in revenue from our marine operations and insurance operations offset by an increase in revenue from our cruise operations and travel and events operations.
     We anticipate recording a non-cash impairment loss of approximately $21.3 million due to the write-down of the assets of our marine segment. As a result of our determination that there is a more than 50% likelihood that our marine group will be sold in the near term, we evaluated the ongoing value of the marine group’s long-lived assets and determined that they were impaired.
     Net loss is anticipated to be $34.6 million in 2008 compared to $26.9 million in 2007. The net loss anticipated for 2008 is primarily comprised of the non-cash impairment charge of $21.3 million described above.

Cautionary Statements
     This Form includes forwarding looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding Ambassadors International, Inc. and its business that are not historical facts and are indicated by words such as “anticipates,” “expected,” “believes” and similar terms. Such forward looking statements involve risks and uncertainties including, in particular, whether or on what terms we will be able to complete and file our Annual Report on Form 10-K, sell any non-WindStar assets, raise additional financing or renegotiate existing debt obligations, as well as whether or not our final audited financial results as of, and for the year ended December 31, 2008, will comport with the preliminary information summarized herein. Material risks and uncertainties exist regarding these matters, and we can not assure you that these transactions and filings will be completed on the terms described herein, or at all. We cannot assure investors that any of the assets sales or financing transactions will occur, or that the Registrant will not receive a qualified audit opinion from its independent registered public accounting firm if one or more of such transactions were completed. In addition, investors should also review the factors contained in the “Risk Factors” section of Ambassadors International’s Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission and Form 10-Q for the three and nine month period ended September 30, 2008.

Ambassadors International, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 1, 2009	By:	/s/ Arthur A. Rodney

	Name:	Arthur A. Rodney
	Title:	Chairman of the Board of Directors
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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